September 26, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Jay H. Knight
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	New Clearwire Corporation
Registration Statement on Form S-4
Filed August 22, 2008
File No. 333-153128

Clearwire Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 22, 2008
File No. 001-33349
Dear Mr. Knight:
     On behalf of our clients New Clearwire Corporation, a Delaware corporation (the “Company”) and Clearwire Corporation, a Delaware corporation (“Clearwire” and, together with the Company, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“S-4 Amendment No. 1”) to the above-captioned Registration Statement on Form S-4 of the Company (the “Registration Statement”) and a complete copy of Amendment No. 1 (“Proxy Amendment No. 1” and, together with S-4 Amendment No. 1, the “Amendments No. 1”) to the above-captioned Preliminary Proxy Statement on Schedule 14A of Clearwire (the “Proxy Statement”). A copy of each of the Amendments No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.
     These amendments reflect certain revisions of the Registration Statement and the Proxy Statement, in response to the comment letter to Mr. Broady R. Hodder, the Company’s and Clearwire’s Vice President and General Counsel, dated September 19, 2008, from the staff of the Commission (the “Staff”). In addition, the Amendments No. 1 update certain of

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

the disclosures contained in the Registration Statement and the Proxy Statement.
     The numbered paragraphs below set forth the Staff’s comments together with our responses. We have referenced the appropriate page number of the prospectus contained in S-4 Amendment No. 1 in our responses contained herein. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Dollar amounts are in thousands unless otherwise stated herein.
Registration Statement on Form S-4 filed by New Clearwire Corporation
Registration Statement Cover Page
1.	Staff’s comment: Please revise to indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Response: In response to the Staff’s comment, the Company has revised the Registration Statement to indicate on the cover page of the Registration Statement that the Company is a non-accelerated filer.
Prospectus Cover Page/Letter to Shareholders
2.	Staff’s comment: Please revise your combined prospectus cover page/letter to shareholders to disclose the name of the registrant and the title and amount of securities to be offered. Refer to Regulation S-K 501(b)(1) and (2).
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement to disclose on the prospectus cover page/letter to shareholders the name of the registrant and the title and amount of securities to be offered.
3.	Staff’s comment: We note that you use the word “or” throughout your prospectus in connection with defining terms. Please avoid using the word “or” in this context as it may be interpreted by some shareholders as being used to present two alternatives (e.g., X or Y). When possible, please avoid frequent reliance on defined terms as the primary means of explaining information in the prospectus. Please see Plain English Rule 421 of Regulation C for more information.
Response: The Companies duly note the Staff’s comment and have revised the Registration Statement and the Proxy Statement to define those terms that the Companies believe need to be defined without using the word “or” in accordance with Plain English Rule 421 of Regulation C.
4.	Staff’s comment: Please revise your combined prospectus cover page/letter to shareholders to more clearly disclose what the current Clearwire Class A shareholders will receive if the proposals are approved.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement to disclose on the prospectus cover page/letter to shareholders what the current Clearwire Class A shareholders will receive if the proposals are approved.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Submitting Proxies By Mail, Telephone Or Internet
5.	Staff’s comment: We note that shareholders may vote through the internet. Please provide us with the passwords necessary to access the site by which shareholders can vote via the Internet.
Response: In response to the Staff’s comment, the Companies advise the Staff that the provider of Clearwire’s Internet voting website has informed Clearwire that the website for the special meeting is not yet functional. Once the website is functional, the Companies will supplementally provide the Staff with a password for the site.
Questions and Answers, page 1
6.	Staff’s comment: We note that the Questions and Answers section and the Summary section contain repetitive information. Please revise to eliminate redundancies. The Q&A should not repeat any information in the Summary, and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and Summary sections as one section. Further, please limit the discussion in the Questions and Answers section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your Summary section.
Response: In response to the Staff’s comment, the Companies have revised the Q&A and Summary sections of the Registration Statement and the Proxy Statement to eliminate redundancies and provide clear, concise answers to material procedural questions.
7.	Staff’s comment: Please revise this section to include an answer to the question, how much dilution Clearwire Class A stockholders will experience?
Response: In response to the Staff’s comment, the Companies have revised the Q&A section of the Registration Statement and the Proxy Statement at page 1, to provide an answer to the referenced question regarding dilution.
Summary, page 11
8.	Staff’s comment: Please revise this section to significantly shorten its length. The summary should be brief and should not contain, and is not required to contain, all of the detailed information in the prospectus. Please see Item 503 of Regulation S-K and Items 3(b) and (c) of Form S-4.
Response: In response to the Staff’s comment, the Companies have revised and condensed the Summary section of the Registration Statement and the Proxy Statement to focus on those aspects of the offering that are the most significant and highlight those points in clear, plain language in accordance with Item 503 of Registration S-K and Items 3(b) and (c) of Form S-4.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

New Clearwire Structure, page 15
9.	Staff’s comment: Please revise this section to add a table disclosing the name of each investor, the amount such investor will contribute, and the investor’s percentage ownership of New Clearwire Corporation after the consummation of the transactions. As an example, please see page 14 of the filing made by New Clearwire on September 9, 2008 under Rule 425.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement at page 13, to include a table containing the requested investor information.
Opinion of Clearwire’s Financial Advisor, page 17
10.	Staff’s comment: Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Morgan Stanley in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.
Response: Counsel to Morgan Stanley & Co. Incorporated (“Morgan Stanley”) is supplementally delivering to the Staff under separate cover (i) a copy of the materials, dated May 5, 2008, prepared by Morgan Stanley in connection with rendering its fairness opinion and discussed with the Clearwire board of directors, and (ii) a copy of the engagement letter, dated April 10, 2008, between Morgan Stanley and Clearwire, together with a request for confidential treatment of such materials under the Freedom of Information Act.
11.	Staff’s comment: Please disclose the fee paid by Clearwire to Morgan Stanley, and the portion of such fee that is contingent upon completion of the merger. Likewise, revise the last paragraph in the subsection titled “Miscellaneous” beginning on page 85 to disclose the portion of the fee that is contingent upon completion of the merger.
Response: In response to the Staff’s comment, the Companies have revised the referenced sections of the Registration Statement and the Proxy Statement at pages 15 and 85, to disclose the fee paid by Clearwire to Morgan Stanley and the portion of the fee that is contingent upon completion of the Transactions.
Additional Interests of Clearwire’s Directors and Officers, page 18
12.	Staff’s comment: Please quantify the interests of Clearwire’s directors and officers in the transactions. As one example, disclose the value of accelerated equity that the executive officers will receive upon the completion of the transactions.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement at page 17, to disclose the value of accelerated equity that the executive officers will receive upon the completion of the Transactions.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Conditions to the Completion of the Transactions, page 19
13.	Staff’s comment: Here and elsewhere, you mention the waiver, “to the extent legally permissible,” of conditions to the completion of the transactions. Please disclose the conditions that are waivable by Clearwire, Sprint, and/or the Investors. Also, disclose whether it is the intent of Clearwire’s board to re-solicit shareholder approval of the transactions if any party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the transactions render the disclosure that you previously provided to shareholders materially misleading.
Response: In response to the Staff’s comments, the Companies have revised the Registration Statement and the Proxy Statement beginning at page 102, to disclose the conditions that are waivable by Clearwire, Sprint and/or the Investors, and to disclose that Clearwire intends to re-solicit stockholder approval if any party waives a material condition to the Transactions and such change in the terms of the Transactions would render the disclosure that Clearwire previously provided to its stockholders materially misleading.
The Transactions, page 65
Background of the Transactions, page 69
14.	Staff’s comment: In the first sentence of the fifth paragraph on page 70, please explain why Clearwire and Sprint determined that it would be impossible to complete final definitive agreements related to the joint-build arrangement.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement at page 67, to explain why Clearwire and Sprint determined that it would be impossible to complete final definitive agreements related to the joint-build arrangement.
15.	Staff’s comment: Please expand your discussion to describe whether and how the material terms of the merger agreement and other commercial agreements changed during the course of negotiations.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement beginning at page 70 to describe how certain material terms of the Transaction Agreement and certain of the commercial agreements changed during the course of negotiations.
     Opinion of Clearwire’s Financial Advisor, page 80
16.	Staff’s comment: Please revise this section to explain in concise and understandable language what Morgan Stanley did and how each analysis and conclusion is relevant to shareholders. For example, in the subsection titled “Equity Research Price Target Analysis,” list all of the price targets analyzed and provide the corresponding periods of time that relate to each target. By way of further example, please explain how the historical trading analysis section is relevant to Morgan Stanley’s opinion that the

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

consideration to be received by holders of shares of Clearwire Class A Common Stock pursuant to the Merger is fair from a financial point of view to such holders.
Response: In response to the Staff’s comment, the Companies have revised the referenced disclosure in the Registration Statement and the Proxy Statement to explain in concise and understandable language the analysis that Morgan Stanley performed and how each analysis and conclusion is relevant to stockholders.
Discounted Cash Flow Analysis, page 83
17.	Staff’s comment: We note that the first bulleted paragraph in this subsection describes financial projections compiled by the management of Clearwire for the period from January 1, 2008 through December 31, 2016 assuming 125 million covered POPs by the end of such period. We further note that Morgan Stanley relied on these financial projections when preparing its discounted cash flow analysis. Please revise this section to disclose these financial projections.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement beginning at page 76, to disclose the referenced financial projections.
Certain United States Federal Income Tax Consequences, page 90
18.	Staff’s comment: We note that the title and first sentence of this section refer to a summary of “certain” U.S. federal income tax consequences. Please revise here and elsewhere in this section to clarify that this discussion summarizes all material U.S. federal income tax consequences. As a result of these revisions, you will also need to file a revised tax opinion to correct the title of the section cross-referenced.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement and the tax opinion attached as an exhibit to the Registration Statement to change the references of “certain” U.S. federal income tax consequences to “material” U.S. federal income tax consequences.
The Transaction Agreement, page 97
Sprint Pre-Closing Financing, page 99
19.	Staff’s comment: So that shareholders have a better understanding of how much New Clearwire may be obligated to repay Sprint after the closing, please revise this subsection to disclose Sprint’s budget for the Sprint WiMAX Business between April 1, 2008 and the expected closing. In this regard, we note that you disclose on page 234 that the Sprint WiMAX business anticipates that its funding requirements for the six months ending December 31, 2008 will be approximately $271 million.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and Proxy Statement at page 98, to disclose Sprint’s budget for the Sprint WiMAX Business between April 1, 2008 and the expected Closing.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Representations and Warranties, page 99
20.	Staff’s comment: We note that the representations and warranties are qualified with the statement that shareholders “should not rely on the representations and warranties contained in the Transaction Agreement as statements of factual information.” Please be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.
Response: The Companies duly note the Staff’s comment and advise the Staff that they believe that all material information regarding material contractual provisions has been disclosed.
Certain Agreements Related to the Transactions, page 114
Subscription Agreement, page 133
21.	Staff’s comment: Please clarify whether CW Investment Holdings will have a right to appoint an initial director on New Clearwire’s board of directors. In this regard, we note the first sentence of the last paragraph provides certain benefits to CW Investment Holdings so long as it has a member appointed to New Clearwire’s board of directors.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement at page 132, to clarify that while CW Investment Holdings does not have a right to appoint a director to the board of directors of the Company, it is possible that a member of CW Investment Holdings will be appointed to the Company’s board of directors by a party to the Equityholders’ Agreement.
Unaudited Pro Forma Condensed Combined Financial Statements, page 134
22.	Staff’s comment: We note your statement that if the transactions close subsequent to 2008, they will be accounted for under the new standard for business combinations in accordance with SFAS No. 141(R), which may have significant impacts on the determinations of the purchase consideration and the valuation of the assets acquired and liabilities assumed. Since we are currently in September 2008, tell us how you considered including additional pro forma information giving effect to the adoption of SFAS 141(R) and SFAS 160. If you do not believe that such pro forma information is required or is feasible at this time, please provide more detail as to what effect, quantitative as well as qualitative, the adoption of SFAS 141(R) and SFAS 160 will have on this transaction if the transaction does not close before January 1, 2009.
Response: The Companies duly note the Staff’s comment. As of the date of this letter, management strongly believes that the Transactions will close in the fourth quarter of 2008. As such, management believes it is appropriate to present the pro

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

forma financial information by applying the purchase method of accounting under SFAS No. 141, “Business Combinations,” and does not believe that including additional pro forma information giving effect to the adoption of SFAS No. 141(R) and SFAS No. 160, which are not yet effective, is required at this time.
If the Transactions do not close before January 1, 2009, they will be accounted for in accordance with SFAS No. 141(R) and SFAS No. 160. The new accounting standards will mainly impact the purchase accounting in the following areas:
•	Transaction costs incurred by Sprint would not be included as a part of the purchase consideration; rather, these costs would be capitalized until SFAS No. 141(R) is applied at which time all such costs will be expensed. Any costs incurred subsequent to adoption of SFAS No. 141 (R) will be expensed as incurred. Reference should be made to Note 1 of the Unaudited Pro Forma Condensed Combined Financial Information regarding the estimated transaction costs incurred by Sprint and included in the purchase consideration in accordance with SFAS No. 141;

•	Certain contingent assets and liabilities which do not meet the recognition criteria under SFAS No. 141 may need to be recognized at fair value upon close of the Transactions under SFAS No. 141(R). Management believes there are no material contingent assets or liabilities that would need to be fair valued; and

•	Non-controlling interests held by the Investors would not be recorded between the liabilities and equity section; rather, these non-controlling interests would be recorded in equity.
Please be advised that the Company has revised the disclosure at page 133 to provide additional disclosure of the Transactions accounted for under SFAS No. 141(R) and SFAS No. 160 in response to the Staff’s comment. Management will continue to monitor the status of the anticipated closing date of the Transactions. If circumstances change such that management would no longer expect the Transactions to close in 2008, it will amend the pro forma financial information to address the requirements of SFAS No. 141(R) and SFAS No. 160.
4. Pro Forma Adjustments related to Purchase Accounting, page 142
23.	Staff’s comment: Please refer to adjustment (f) on page 144. We note you wrote off deferred financing fees of $24.3 million as a result of the application of purchase accounting. You also state that it has been assumed for purposes of preparing the unaudited pro forma condensed combined financial information that the condition to closing of the transactions will be satisfied and that the loans under the senior term loan facility will remain outstanding over the same term after the Closing. In this regard, tell us why you wrote off $24.3 million. Refer to your basis in accounting literature.
Response: In response to the Staff’s comment, the Companies advise the Staff that management determined the portion of the purchase price allocated to the debt assumed in the Transactions giving consideration to the fair value of the obligations in accordance with SFAS No. 141, paragraphs 35-38, and EITF 98-1. As indicated in

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

note (f) to the unaudited pro forma financial information on page 143, it was assumed that the condition to closing the Transactions would be satisfied and that the loans under the senior term loan facility would remain outstanding over the same term after the Closing. In addition, management estimated the fair value of the outstanding senior term loan facility at Closing to be equal to its face value (i.e., its terms were at the market value). Accordingly, the unamortized deferred financing costs associated with the loans upon Closing will have no fair value and should be written off as a result of the application of purchase accounting.
24.	Staff’s comment: Please refer to adjustment (m) on page 146. Revise the information in the parenthesis to include a reference to Sprint. We note that Sprint also owns Clearwire Communications Class B Common Interests. Also, disclose, if true, that the non-controlling interests did not have a deficit balance. Otherwise, disclose the amount of the deficit balance.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement at page 145, to include Sprint as owning Clearwire Communications Class B Common Interests. The Companies also advise the Staff that the non-controlling interests did not have a deficit balance and that the Companies have revised the Registration Statement and the Proxy Statement at page 145, accordingly in response to the Staff’s comment.
Comparison of Stockholder Rights and Corporate Governance Matters, page 150
25.	Staff’s comment: We note that differences in the rights of holders of capital stock of New Clearwire and Clearwire Corporation arise from differences in their respective charters and bylaws. Please tell us what consideration you have given to “unbundling” certain provisions of New Clearwire’s charter and bylaws that differ from those of Clearwire. Refer to Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement, September 2004, Proxy Rules and Schedule 14A, 1S. Rule 14a-4(a)(3), available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.
Response: In response to the Staff’s comment, the Companies advise the Staff that the majority of the changes to the provisions summarized in this section could be amended by action of Clearwire’s board of directors and, therefore, in accordance with the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement, September 2004, Proxy Rules and Schedule 14A (the “2004 Telephone Interpretations”), are not required to be set forth as separate proposals. Of those provisions that would be required to be approved by stockholder action if such a provision was proposed to be enacted individually, only two provisions, relating to supermajority approval of certain fundamental actions with respect to the Company (e.g., change of control transactions) and amendment of certain provisions of the New Clearwire Charter, are of the nature cited in the 2004 Telephone Interpretations.
Unlike in many public companies, the public stockholders of Clearwire do not now, and the public stockholders of the Company will not after the Transactions, have

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

control of either of the Companies, and as such, Sprint and the Investors have the authority to amend the Clearwire Charter to put into place the proposed changes. The Companies therefore believe that this case is analogous to one in which a board has the authority to approve amendments to the bylaws of a corporation, which amendments are not required to be separated into different proposals under the terms of the 2004 Telephone Interpretations. The Companies believe their case falls within the intent of the Staff in the 2004 Telephone Interpretations.
In addition, the Companies feel that it would not only be confusing to Clearwire’s public stockholders to separate the approval of these provisions into two proposals and potentially to imply that the stockholders have the ability to approve or disapprove of each of these provisions independently, but also that the unbundling of the approval of these provisions could cause confusion among stockholders with respect to the control that they will have in the Company following Closing. For these reasons, and because the Companies believe the terms of the two provisions in question have been meaningfully, and sufficiently, discussed in the Registration Statement and Proxy Statement, the Companies believe that unbundling of the provisions in question is not required here and would harm the quality of the disclosure to stockholders.
Clearwire Management’s Discussion and Analysis, page 204
Recent Developments and Overview, page 204
26.	Staff’s comment: Please discuss the anticipated impact of the 4G MVNO Agreement, Market Development Agreement, Google Products and Services Agreement, Spectrum Agreement, Master Site Agreement, Master Agreement for Network Services, Authorized Sales Representative Agreement, National Retailer Agreement, and IT Master Services Agreement on the future results of operations and financial condition and liquidity.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement beginning at page 203, to discuss the anticipated impact of the referenced agreements on the future results of operations, financial condition and liquidity of the Company.
27.	Staff’s comment: In the fourth paragraph of this subsection, please disclose the churn rates for the periods indicated and provide management’s assessment as to how these compare with your competitors.
Response: In response to the Staff’s comment, the Companies have revised the referenced subsection of the Registration Statement and the Proxy Statement at page 203, to disclose the churn rates for the periods indicated and how these rates compare with the Companies’ competitors. Management believes, based on available information, that its churn rate is comparable to other regional and independent wireless competitors.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Results of Operations, page 213
Selling, General and Administrative Expenses, page 214
28.	Staff’s comment: We note that personnel costs related to network deployment are included in selling, general and administrative expenses. It appears that these costs should be included in cost of services. Please advise.
Response: The Companies advise the Staff that personnel costs related to the network deployment expenses included in selling, general and administrative expenses represent non-capitalizable costs on network builds in markets prior to launch, rather than costs related to our markets after launch (i.e., the costs are not costs of service in directly servicing our existing customer base). As such, management believes it is appropriate to include these costs in selling, general and administrative expenses since no revenue is being generated in those markets. We will disclose this policy more clearly in future periodic filings.
Liquidity and Capital Resource Requirements, page 223
29.	Staff’s comment: We note that the first sentence of this subsection states that you believe that, as of June 30, 2008, you have sufficient cash, cash equivalents and marketable securities to satisfy your liquidity needs for at least the next 12 months. However, you state in the first sentence of the next paragraph that you will likely seek additional debt or equity financing prior to the consummation of the transaction. Please reconcile these statements.
Response: The Companies duly note the Staff’s comment and advise the Staff that, as of June 30, 2008, Clearwire believes it does have sufficient cash, cash equivalents and marketable securities to operate its business for at least the next 12 months. However, Clearwire wishes to continue expanding its network during this time, for which it may seek additional capital prior to the Closing of the Transactions. The Companies have revised the referenced section of the Registration Statement and the Proxy Statement at page 222, to more clearly indicate this point.
30.	Staff’s comment: We note that on September 10, 2008 you filed pursuant to Rule 425 the transcript of a presentation given by John Butler, the Chief Financial Officer of Clearwire Corporation. In this presentation, Mr. Butler provided information about a “funding gap” of between $2 billion and $2.3 billion. Please revise this subsection to specifically include a discussion of this projected funding gap, and provide more detail into the course of action that you have taken, or propose to take, to remedy this deficiency.
Response: In response to the Staff’s comment, the Companies have revised the referenced subsection of the Registration Statement and the Proxy Statement at page 222, to include a discussion of the projected funding gap and the actions that they propose to take to remedy this deficiency.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Management’s Discussion and Analysis of Financial Condition, page 229
Recent Developments and Overview, page 229
31.	Staff’s comment: Please update the last sentence of the first paragraph to disclose whether Sprint launched its WiMAX business in September 2008, as previously announced.
Response: In response to the Staff’s comment, the Companies advise the Staff that, as of the date hereof, Sprint still anticipates launching its WiMAX business in September 2008.
Directors of New Clearwire, page 237
Nominating Committee, page 238
32.	Staff’s comment: Please revise to emphasize that the Nominating Committee will only be responsible for selecting one nominee out of a board of directors consisting of 13 directors.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement at page 237, to clearly indicate that the Nominating Committee will initially only be responsible for selecting one nominee out of a board of directors initially consisting of 13 directors.
New Clearwire Director Compensation, page 240
33.	Staff’s comment: Please summarize, to the extent known, the anticipated compensation structure for the New Clearwire directors. If you anticipate that the compensation structure will be substantially similar to Clearwire’s compensation structure for its directors, please disclose its materials terms.
Response: The Companies duly note the Staff’s comment and advise the Staff that they have not yet determined the compensation structure for the New Clearwire directors and that such determination will be made by New Clearwire’s board of directors following the completion of the Transactions and publicly disclosed as required in subsequent filings by the Company.
Executive Officers and Executive Compensation, page 242
Elements of Clearwire’s Compensation, page 246
34.	Staff’s comment: On page 247, you state the types of company performance measures the committee established for determining the named executive officers’ 2007 annual bonuses, such as total revenue, cash outlay, customer churn, and days on air. Please also disclose the performance targets that had to be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement at page 246, to disclose the performance targets that had to be reached for payment of bonuses to each officer.
35.	Staff’s comment: Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on page 248 that your compensation committee awarded stock options to the executive officers based on a review of competitive compensation data, individual performance, long-term incentives, and retention considerations. However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. By way of further example, you state that the compensation committee made a grant of restricted stock to Mr. Richardson on February 12, 2007. Yet you do not provide an analysis as to why this award was made, or why other executive officers did not receive restricted stock awards as well. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to award long-term incentives in these amounts. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.
Response: In response to the Staff’s comment, the Companies have revised the referenced section of the Registration Statement and the Proxy Statement beginning at page 247, to disclose how Clearwire’s Compensation Committee arrived at and why it paid each of the particular levels and forms of compensation that it paid to each named executive officer.
Summary Compensation Table, page 250
36.	Staff’s comment: In your response letter, please provide your analysis as to why you report your annual bonus awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in a separately titled Non-Equity Incentive Plan Compensation column. Further, please provide your analysis as to why the estimated future payouts with respect to the annual bonus awards are not reported in your Grants of Plan-Based Awards table on page 254. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement at page 250, to report Clearwire’s annual bonus awards in a separately titled Non-Equity Incentive Plan Compensation column and to include disclosure of the estimated future payouts with respect to the annual bonus awards in its Grants of Plan-Based Awards table in the referenced section.

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

Employment-Related Agreements, page 252
37.	Staff’s comment: Please confirm in your response letter that the employment agreements filed as exhibits include all amendments, whether or not material. In this regard, we note that Mr. Wolff’s letter agreement filed as exhibit 10.4 concerns his appointment on a part-time basis as the Executive Vice President-Corporate Affairs.
Response: In response to the Staff’s comment, the Company hereby confirms that the employment agreements filed as exhibits to the Registration Statement, including Mr. Wolff’s letter agreement filed as Exhibit 10.4 to the Registration Statement, include all amendments thereto.
38.	Staff’s comment: We note that certain of your executive officers have entered into agreements not to compete with the company for a period of one year after termination. Please file these agreements as exhibits to your registration statement under Item 601(b)(10) of Regulation S-K.
Response: In response to the Staff’s comment, the Company is filing herewith a “form of” employee confidentiality and intellectual property agreement of the form entered into by Clearwire’s executive officers as Exhibit 10.69 to the Registration Statement.
Potential Payments on Termination or Change in Control, page 259
Potential Payments on Termination Relating to a Change in Control, page 259
39.	Staff’s comment: In your response letter, please confirm that you have quantified the benefits that would be provided to the named executive officers as a result of their being entitled to receive continuation of health care coverage for 24 months following termination. See Item 402(j)(2) of Regulation S-K.
Response: In response to the Staff’s comment, the Companies have revised the Registration Statement and the Proxy Statement at page 260, to include disclosure of the value of the benefits that would be provided to the named executives officers as a result of their being entitled to receive continuation of health care coverage following termination.
Financial Statements for the Fiscal Year Ended December 31, 2007
Consolidated Statements of Stockholders’ Equity, page CF-5
40.	Staff’s comment: We note a line item labeled “cashless option exercises and other stock transactions.” Please tell us how you are accounting for the options that allow cashless exercises. Refer to your basis in the accounting literature.
Response: The Companies advise the Staff that its definition of “cashless option exercises” refers to when an option holder does not provide cash to exercise the stock option, but pays the exercise price using proceeds from the simultaneous sale of the shares. Since 2007, Clearwire has primarily used a broker-assisted program to facilitate cashless exercises. In accordance with SFAS No. 123 (R), “Share-Based Payment,” paragraph 35, a broker-assisted cashless exercise must meet two criteria for equity classification, which are (1) a valid exercise of the share options and (2) the employee is the legal owner of the

New Clearwire Corporation
Clearwire Corporation
September 26, 2008

shares subject to the option. Clearwire complied with both criteria. Clearwire has recorded the net proceeds from these exercises as a credit to equity. During the first half of 2007, there were some instances of cashless exercises without the use of a broker-assisted program. Clearwire would remit shares to the employee upon the exercise of an option and withhold shares to pay the exercise price as well as certain tax obligations on behalf of the employee. In these cases, Clearwire complied with SFAS No. 123(R), paragraph 35, by withholding only the minimum statutory amount for the employee’s tax burden. Clearwire recorded the gross proceeds from these exercises as a credit to equity and the associated withholding for taxes as a debit to equity (this results in a negative amount being presented in the consolidated statements of stockholders’ equity). Since the broker-assisted method became the preferred method used by Clearwire’s employees for cashless option exercises, and the amount is not material, the Companies believe that no additional disclosure is required.
17. Nextel Undertaking, pages CF-43 and CF-68
41.	Staff’s comment: Please tell us if the swap of certain channels will impact you. If so, tell us how you will be impacted from this swap.
Response: In response to the Staff’s comment, the Companies advise the Staff that the swap of certain channels will not have a material impact on either of the Companies.
18. Quarterly Financial Information (unaudited), page CF-45
42.	Staff’s comment: Please tell us and disclose why net loss is significantly higher in the third quarter for the year ended December 31, 2007.
Response: The Companies advise the Staff that the significant increase in the net loss during the third quarter of the year ended December 31, 2007 was mainly related to a charge as a result of debt extinguishment. Please see disclosure on page 25 and page 218. Clearwire retired its senior secured notes due 2010 in the amount of $620.7 million and paid off its term loan in the amount of $125.0 million during the quarter. Accordingly, Clearwire recorded a $159.2 million loss on extinguishment of debt, which included the write-off of the unamortized portion of the proceeds allocated to the fair value of warrants originally issued in connection with the senior secured notes and the related deferred financing costs. The Companies believe this higher net loss is sufficiently disclosed on the above referenced pages and, therefore, have not revised the disclosure.
Financial Statements for the Six Months Ended June 30 2008
9. Derivative instruments and Hedging Activities, page CF-59
43.	Staff’s comment: We note that you entered into two $300 million interest rate swaps during the first quarter of 2008. One swap has a two year term and one has a three year term. We also note that the fair value of the two year term is significantly different than the fair value of the three year term swap ($1,788,000 liability versus $747,000 asset). In

New Clearwire Corporation
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September 26, 2008

this regard, please tell why the difference is so large. Your response should provide us with the different assumptions used.
Response: In response to the Staff’s comment, the Companies advise the Staff that the difference in fair value between the two swaps is primarily attributable to the difference in the maturity of the interest rate contracts, and the forward Eurodollar/LIBOR yield curve. Clearwire entered into a $300 million two-year interest rate swap that matures on March 5, 2010. Clearwire pays quarterly a fixed rate of 3.50% and receives a floating rate of 3-month LIBOR. Clearwire also entered into a $300 million three-year interest rate swap that matures on March 5, 2011. Clearwire pays quarterly a fixed rate of 3.6225%, and receives a floating rate of 3-month LIBOR.
The fair value of the interest rate swaps was calculated by forecasting the future cash flows of the swap contract and discounting the net cash flows using a mid-market forward Eurodollar/LIBOR curve.
As of June 30, 2008, the LIBOR curve was positively sloped. A par coupon swap maturing in March 2010 had a fixed rate of 3.17% while a par coupon swap maturing in March 2011 had a fixed rate of 3.74%, a difference of 57 basis points.
Using these assumptions, the two-year interest rate swap had a fair value loss of $1,788,000 inclusive of net accrued interest payable of $172,000 and was recorded as a liability on Clearwire's balance sheet. Clearwire is paying a fixed rate of 3.50%, which is higher than the current market rate of 3.17% for a comparable maturity swap.
The fair value of the three-year interest rate swap was a gain of $747,000, inclusive of net accrued interest payable of $197,000 and was recorded as an asset on Clearwire's balance sheet. Clearwire is paying a fixed rate of 3.6225%, which is lower than the current market rate of 3.74% for a comparable maturity swap.
44.	Staff’s comment: Please tell us why the change in net realizable gains/losses on cash flow hedges reported in accumulated other comprehensive income was net $13.8 million gain for the three months ended March 31, 2008 and decreased significantly to a net $671,000 loss for the six months ended June 30, 2008.
Response: In response to the Staff’s comment, the Companies respectfully advise the Staff that the net $13.8 million gain was for the three months ended June 30, 2008 and not for the three months ended March 31, 2008.
The significant change in accumulated other comprehensive income is attributable to the significant volatility in LIBOR swap rates during the first six months of 2008. On January 9, 2008, the date we entered into the swap contracts, the 2-year and 3-year LIBOR swap rates were 3.50% and 3.6225%, respectively.
At March 31, 2008, the LIBOR swap rate for the 2-year and 3-year interest rate swaps dropped to 2.36% and 2.69%, respectively. Clearwire pays a fixed rate on the swaps which results in a fair value loss when LIBOR swap rates fall. For the three months ended March 31, 2008, the combined net fair value loss of both swaps was $14.5 million.
At June 30, 2008, LIBOR swap rates rose to 3.17% and 3.74% for the 2-year and 3-year swaps, respectively. A rise in LIBOR swap rates results in a fair value gain on the swaps. For the three months ended June 30, 2008, the combined net fair value gain of both swaps was $13.8 million.
As reported, the change in accumulated other comprehensive income for the six months ended June 30, 2008 is the sum of the $14.5 million loss in the first quarter of 2008 and the $13.8 million gain in the second quarter of 2008, for a net loss of $671 thousand.
16. Related Party Transactions, page CF-67
45.	Staff’s comment: Please provide related party disclosure for all transactions between you and Sprint and its affiliates.

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September 26, 2008

Response: In response to the Staff’s comment, the Companies advise the Staff that they have disclosed elsewhere in the Registration Statement and the Proxy Statement all of the material transactions between Sprint and the Companies that will exist following the completion of the Transactions. The Companies do not believe that, prior to the consummation of the Transactions, Sprint is a related party of the Companies, and therefore they do not believe that disclosure of any transactions between the Companies and Sprint and its affiliates that exist prior to the consummation of the Transactions is required in the referenced section.
WiMAX Operations of Sprint Nextel Corporation, page WF-11
Note 7. Commitments and Contingencies, page WF-15
Operating Leases, page WF-15
46.	Staff’s comment: We refer to your statement that as of December 31, 2007, you have rental commitments and in-substance rental commitments with Sprint for cell and switch sites. Your in-substance rental commitments represent cell and switch sites that are co-located with WiMAX equipment and therefore represent true commitments. As these leases are with a related party and the sites for these leases are co-located with WiMAX equipment tell us your basis for classifying these leases as operating leases. Refer to your basis in accounting literature.
Response: The Companies advise the Staff that the Sprint WiMAX Business accounts for its co-located cell and switch site leases as operating leases following the provisions of SFAS No. 13, “Accounting for Leases.” The terms of the leases with Sprint are consistent with market. As noted in paragraph 29 of SFAS No. 13, leases between related parties should be treated the same as leases between unrelated parties except in cases where it is clear that the terms of the transaction have been significantly affected by the fact that the parties are related.
Co-located cell and switch site leases are common in the wireless industry. For example, several wireless carriers can have lease agreements with a single tower owner where, consistent with paragraph 1 of SFAS No. 13, the right to use the tower is conveyed to the lessees.
Note 8. Related Party Transactions. page WF-16
     Clearwire Corporation, page WF-17
47.	Staff’s comment: We refer to your statement that during 2007 you exchanged certain FCC licenses and spectrum use rights with Clearwire. Referring to your basis in accounting literature tell us how you accounted for those transactions.
Response: The Companies advise the Staff that Sprint’s accounting policy is to evaluate exchanges of FCC spectrum licenses and the rights to use spectrum completed subsequent to January 1, 2006 for commercial substance pursuant to the guidance in SFAS No. 153, “Exchanges of Nonmonetary Assets.” Such exchanges are generally accounted for at fair value and any gains or losses are recorded by Sprint.
Sprint contributed certain immaterial FCC licenses and the rights to use spectrum received as a result of such exchanges entered into prior to the inception of the Sprint WiMAX Business to its WiMAX operations. The Sprint WiMAX Business’ accounting policy is to record the contribution as an increase to assets and business equity.
Please refer to Note 6, Related Party and Other Transactions, of the WiMAX Operations of the Sprint Nextel Corporation financial statements for the revised disclosure which more precisely describes the accounting for the transactions.

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September 26, 2008

Exhibits
48.	Staff’s comment: Please file as exhibits all material contracts or other documents that would be material to New Clearwire. In this regard, we note from the disclosure on page 142 that New Clearwire will be required to purchase additional Samsung Telecom WiMAX equipment under the terms of a Master Supply Agreement between Sprint/United Management Company and Samsung Telecom.
Response: In response to the Staff’s comment, the Companies advise the Staff that neither of the Companies is currently a party to, nor is it expected that they will become a party to, the Master Supply Agreement between Sprint/United Management Company and Samsung Telecom (the “Master Supply Agreement”). A new agreement that the Company intends to enter into to comply with the terms of the Transaction Agreement is currently being negotiated, and the Companies intend to publicly file that agreement once it is finalized. The material terms of the Master Supply Agreement that will be incorporated into the new agreement are, however, described in the Registration Statement and the Proxy Statement. The Companies believe that they have now filed all of the agreements that they are required to file as material contracts.
Additional written communications filed pursuant to Rule 425 by New Clearwire Corporation
49.	Staff’s comment: We note that you include a legend referring to the safe harbor for forward-looking statements in the investor presentation materials filed on September 9, 2008. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes New Clearwire Corporation’s registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. In future communications please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to New Clearwire Corporation.
Response: The Companies duly note the Staff’s comment and hereby confirm that in future communications relating to the Transactions they will refrain from referring to the safe harbor or will make clear that the safe harbor does not apply to the Company.
     Preliminary Proxy Statement on Schedule 14A filed by Clearwire Corporation
     50. Staff’s comment: Comply with the above comments, as applicable.
Response: In response to the Staff’s comment, the Companies advise the Staff that, except for Responses 1, 37 and 48, which apply only to the Company, Clearwire’s response with respect to the Proxy Statement is included in each of the above responses.
     In addition, each of the Companies hereby acknowledges that:

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September 26, 2008

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments.
     If you have any questions related to this letter, please contact me at (212) 446-4943 or Christopher Kitchen of this office at (212) 446-4988.

Sincerely,
/s/ Joshua N. Korff
Joshua N. Korff

cc:	Broady R. Hodder, Esq.
Clearwire Corporation

Leonard J. Kennedy, Esq.
Sprint Nextel Corporation